02022499

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Uf 4-10-02

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED APR - 8 2002

| SEC FILE NUMBER |
|---|
| 8- 36455 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 02/01/2001 (MM/DD/YY) AND ENDING 01/31/2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sussex Financial Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

707 Lake Cook Road, Suite 100

(No. and Street)

| Deerfield | Illinois | 60015 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve G. Mazzoni, C.P.A., P.C. — 847 824-3390

2200 E. Devon Ave., Des Plaines, Il 60018 — (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 2 4 2002 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Marvin Heiman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sussex Financial Group, Inc., as of January 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
KRISTIN SWITALLA
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/22/02

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**SUSSEX FINANCIAL GROUP, INC.**
**FINANCIAL STATEMENTS**
**JANUARY 31, 2002**

**STEVE G. MAZZONI**
**CERTIFIED PUBLIC ACCOUNTANT**
**2200 EAST DEVON, SUITE 114**
**DES PLAINES, IL. 60018**
**PHONE: (847) 824-3390**
**FAX: (847) 824-2835**

To the Board of Directors
Sussex Financial Group, Inc.
Deerfield, Illinois

We have audited the accompanying statement of financial condition of Sussex Financial Group, Inc., as of January 31, 2002 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sussex Financial Group, Inc. as of January 31, 2002, and the results of its operations, and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Sincerely,

Steve Mazzoni

Steve G. Mazzoni, C.P.A.
March 15, 2002

**SUSSEX FINANCIAL GROUP, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**JANUARY 31, 2002**

**ASSETS**

| | |
|---|---|
| Cash | $ 47,697 |
| Investment | 3,300 |
| Accounts receivable | 162,909 |
| Prepaid insurance | 6,073 |
| Furniture, equipment, and leasehold improvements at cost, net of accumulated depreciation of $33,839 | 23,859 |
| Other asset | 4,084 |
| Income tax receivable | 3,826 |
| Deposits | 3,030 |
| Total assets | $254,778 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

| | |
|---|---|
| Liabilities: | |
| Accounts payable | $ 3,102 |
| Concessions payable | 9,839 |
| Accrued income taxes | 0 |
| Accrued expenses | 304 |
| Deferred income taxes | 24,500 |
| Commitment (Note 4) | |
| Total liabilities | 37,745 |
| Stockholders' Equity: | |
| Common stock $.01 par value; 400 shares authorized, issued and outstanding | 4 |
| Paid-in capital | 191,662 |
| Retained earnings | 25,367 |
| Total stockholders' equity | 217,033 |
| Total liabilities and stockholders' equity | $254,778 |

The accompanying notes are an integral part of these financial statements.

**SUSSEX FINANCIAL GROUP, INC.**
**STATEMENT OF INCOME (LOSS)**
**FOR THE YEAR ENDED JANUARY 31, 2002**

| | | |
|---|---|---|
| **REVENUE** | | |
| Concession income | $ 153,772 | |
| Advisory fees | 564,617 | |
| Management fees | 36,000 | |
| Other income | 1,937 | |
| Total Revenue | | $756,326 |
| **EXPENSES** | | |
| Repairs | $ 2,488 | |
| Postage | 4,037 | |
| Error | 1,837 | |
| Registration fees | 1,363 | |
| Regulatory fees | 4,839 | |
| Officer's commissions | 349,882 | |
| Salaries | 100,191 | |
| Rent and utilities | 44,079 | |
| Other expenses | 1,495 | |
| Office expense | 15,235 | |
| Other commissions | 48,594 | |
| Outside services | 13,073 | |
| Depreciation and amortization | 8,731 | |
| Professional fees | 24,486 | |
| Payroll and other taxes | 10,583 | |
| Insurance | 11,100 | |
| Dues, fees and licenses | 4,992 | |
| Travel and seminars | 2,227 | |
| Entertainment | 11,969 | |
| Telephone | 13,181 | |
| Automobile | 17,147 | |
| Employee benefits | 41,287 | |
| Consulting | 41,775 | |
| Contributions | 2,746 | |
| Total expenses | | 777,337 |
| (Loss) before income taxes | | (21,011) |
| Income tax benefit | | 10,219 |
| Net (loss) | | $ (10,792) |

The accompanying notes are an integral part of these financial statements.

**SUSSEX FINANCIAL GROUP, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**
**FOR THE YEAR ENDED JANUARY 31, 2002**

| | Common Stock | Paid In Capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|
| Balances, February 1, 2001 | $ 4 | $ 191,662 | $ 36,159 | $227,825 |
| Net (Loss) | | | (20,792) | (20,792) |
| Balances, January 31, 2002 | $ 4 | $ 191,662 | $ 15,367 | $207,033 |

The accompanying notes are an integral part of these financial statements.

**SUSSEX FINANCIAL GROUP, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED JANUARY 31, 2002**

| | |
|---|---|
| Cash flows from operating activities | |
| Net (loss) | $(10,792) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Depreciation and amortization | 8,731 |
| Deferred income taxes | ( 10,000) |
| Changes in assets and liabilities: | |
| Accounts receivable | 5,207 |
| Prepaid insurance | 1,638 |
| Other asset | 1,495 |
| Income tax receivable | ( 3,489) |
| Accounts payable | ( 779) |
| Concessions payable | ( 2,380) |
| Accrued expenses | 17 |
| Net cash (used in) operating activities | ( 10,352) |
| Cash flows (used in) investing activities | |
| Net purchases of equipment | ( 3,770) |
| Net cash (used in) investing activities | ( 3,770) |
| (Decrease) in cash | ( 14,122) |
| Cash at February 1, 2001 | 61,819 |
| Cash at January 31, 2002 | $ 47,697 |

The accompanying notes are an integral part of these financial statements.

# NOTES TO FINANCIAL STATEMENTS

**SUSSEX FINANCIAL GROUP, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**JANUARY 31, 2002**

## (1) Nature Of Business And Significant Accounting Policies

The Company is a registered broker/dealer and a registered investment advisor firm with the Securities Exchange Commission. The Company provides its services primarily to individuals located within the state of Illinois, but is registered in numerous states.

A summary of the significant accounting policies which have been followed in preparing these financial statements is set forth below:

Significant Accounting Policies

Income Recognition

Concessions and related expenses are recorded on a trade date basis as securities transactions occur.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Leasehold improvements are amortized over the term of the lease which is five years.

Other Asset

Other asset consists of an investment in a 75% owned subsidiary which is accounted for under the equity method, which is cost adjusted by the Company's share of undistributed earnings or losses since the date of acquisition. Net earnings and net worth of the subsidiary are not material to the overall financial condition and operations of the parent company.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial accounting Standards (FAS) No. 109, "Accounting for Income Taxes", which requires the use of the liability method of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based upon the differences between the financial statements and taxbases of assets and liabilities, using enacted rates in effect for the year in which the differences are expected to reverse. Current income taxes are based upon the year's taxable income for Federal and State income tax reporting purposes.

Income Taxes, cont'd

Deferred income taxes are provided for differences in tax bases assets and liabilities for financial reporting and tax purposes. For the year ended January 31, 2002 these differences resulted from the following:

a. For tax purposes, the Company utilizes the modified cash basis of accounting; and for financial statement purposes, the Company uses the accrual basis of accounting.

b. For tax purposes, a portion of certain equipment purchases are written off in the year the assets are purchased. Additionally, for tax purposes, depreciation is computed using accelerated methods under the Internal Revenue Code. For financial reporting purposes, these assets are depreciated over their useful lives using the straight-line method.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**(2) Income Tax Expense**

The Company records income tax consequences in accordance with FAS No. 109, "Accounting for Income Taxes". Under the provisions of FAS 109, an entity recognizes deferred tax assets and liabilities for future tax consequences of events that have been previously recognized in the Company's financial statements or tax returns. The measurement of deferred tax assets and liabilities is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated.

For the year ended January 31, 2002, the Company's income tax benefit computed at the statutory rate differs from the amount of the benefit recorded on the financial statements due to nondeductible expenses, such as meals and entertainment and political contributions.

At January 31, 2002, the Company recorded deferred tax liabilities arising from the timing differences recorded in the financial statements and income tax returns for the different basis of accounting used.

**(2) Income Tax Expense, cont'd**

Income tax benefit consists of the following components:

| | |
|---|---|
| Current | $ 219 |
| Deferred | 10,000 |
| Income tax benefit | $10,219 |

The deferred income tax consequences have been computed based upon the currently enacted income tax rates expected to apply as temporary differences reverse.

**(3) Net Capital Requirements**

The Company is a broker/dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). The Company is required to maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

Net Capital changes from day to day, but at January 31, 2002 the Company had net capital and net capital requirements of $13,043 and $5,000 respectively. The net capital rules may effectively restrict payment of cash dividends.

**(4) Commitment**

The Company leases its office space under an operating lease agreement which expires in December 2002. The lease provides for annual rentals, which increase over the term of the lease, and also requires payment of property taxes, normal maintenance and insurance on the property. Rent expense for the year ended January 31, 2002 was $47,079. As of January 31, 2002, the aggregate minimum rental commitments under this lease were as follows:

| | |
|---|---|
| January 31, 2002 | $38,253 |

## (5) Related Parties

The Company's support staff and facilities were utilized to perform service for a Company, in which an officer stockholder of the Company is affiliated. The Company received reimbursement for rent and overhead expenses amounting to $36,000, for these services.

STEVE G. MAZZONI
CERTIFIED PUBLIC ACCOUNTANT
2200 EAST DEVON, SUITE 114
DES PLAINES, IL. 60018
PHONE: (847) 824-3390
FAX: (847) 824-2835

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
Sussex Financial Group, Inc.
Deerfield, Illinois

We have audited the accompanying financial statements of Sussex Financial Group, Inc. as of and for the year ended January 31, 2002 and have issued our report thereon dated March 15, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 14, 15 16 and 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sincerely,

Steve Mazzoni

Steve G. Mazzoni, C.P.A.
March 15, 2002

## FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER **SUSSEX FINANCIAL GROUP, INC.** as of January 31, 2002

### COMPUTATION OF NET CAPITAL

| | | | | | |
|---|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | $ 217,033 | 3480 |
| 2. | Deduct ownership equity not allowable for Net Capital | | | ( ) | 3490 |
| 3. | Total ownership equity qualified for Net Capital | | | 217,033 | 3500 |
| 4. | Add: | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | 3520 |
| | B. Other (deductions) or allowable credits (List) | | | | 3525 |
| 5. | Total capital and allowable subordinated liabilities | | | $ 217,033 | 3530 |
| 6. | Deductions and/or charges: | | | | |
| | A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) | $ 203,990 | 3540 | | |
| | B. Secured demand note deficiency | | 3590 | | |
| | C. Commodity futures contracts and spot commodities-proprietary capital charges | | 3600 | | |
| | D. Other deductions and/or charges | | 3610 | ( 203,990 ) | 3620 |
| 7. | Other additions and/or allowable credits (List) | | | | 3630 |
| 8. | Net capital before haircuts on securities positions | | | $ 13,043 | 3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)): | | | | |
| | A. Contractual securities commitments | $ | 3660 | | |
| | B. Subordinated securities borrowings | | 3670 | | |
| | C. Trading and investment securities: | | | | |
| | 1. Exempted securities | | 3735 | | |
| | 2. Debt securities | | 3733 | | |
| | 3. Options | | 3730 | | |
| | 4. Other securities | | 3734 | | |
| | D. Undue Concentration | | 3650 | | |
| | E. Other (List) | | 3736 | ( ) | 3740 |
| 10. | Net Capital | | | $ 13,043 | 3750 |

OMIT PENNIES

NOTE: Non-allowance assets consists of the following:

| | |
|---|---|
| Not readily marketable security: | $ 3,300 |
| Equipment: | 23,859 |
| Rent deposits: | 3,030 |
| Accounts recievable: | 159,818 |
| Other assets: | 4,084 |
| Prepaid insurance: | 6,073 |
| Income tax deposits: | 3,826 |
| | $ 203,990 |

**SUSSEX FINANCIAL GROUP**
**Reconciliation of Audited to Unaudited**
**Computation of Net Capital**
**January 31, 2002**

| | |
|---|---|
| Net Capital per unaudited<br>Focus computation of Net Capital line 10 | $ 43,587 |
| Accrual of deferred income tax liability<br>not accrued on unaudited capital computation | (24,500) |
| Accrual of liabilities for commissions and concessions<br>not accrued on unaudited capital computation | (8,775) |
| Accrual of accounts payable<br>not accrued on unaudited capital computation | (239) |
| Correction of improperly recorded liability on<br>unaudited capital computation | 1,073 |
| Accrual of concession income from other broker<br>dealers not accrued on unaudited capital computation | 1,002 |
| Other adjustments | 895 |
| Net Capital per Audited<br>Focus Part II A | $ 13,043 |

## FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

**BROKER OR DEALER** Sussex Financial Group, Inc. **as of** January 31, 2002

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | | | |
|---|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | $ 2,516 | 3756 |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ 5,000 | 3758 |
| 13. | Net capital requirement (greater of line 11 or 12) | $ 5,000 | 3760 |
| 14. | Excess net capital (line 10 less 13) | $ 8043 | 3770 |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | $ 9268 | 3780 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | |
|---|---|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | | | $ 37,745 | 3790 |
| 17. | Add: | | | | |
| | A. Drafts for immediate credit | $ | 3800 | | |
| | B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | 3810 | | |
| | C. Other unrecorded amounts (List) | $ | 3820 | $ 0 | 3830 |
| 19. | Total aggregate indebtedness | | | $ 37,745 | 3840 |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) | | | % 2.89 | 3850 |
| 21. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) | | | % 0 | 3860 |

### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

| | | | |
|---|---|---|---|
| 22. | 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | 3870 |
| 23. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 3880 |
| 24. | Net capital requirement (greater of line 22 or 23) | $ | 3760 |
| 25. | Excess net capital (line 10 less 24) | $ | 3910 |
| 26. | Net capital in excess of: 5% of combined aggregate debit items or $120,000 | $ | 3920 |

OMIT PENNIES

**NOTES:**

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

**BROKER OR DEALER** SUSSEX FINANCIAL GROUP, INC. **as of** January 31, 2002

**Exemptive Provision Under Rule 15c3-3**

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

| | | |
|---|---|---|
| A. (k) (1)—$2,500 capital category as per Rule 15c3-1 | | 4550 |
| B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained | | 4560 |
| C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 4335 | X | 4570 |
| D. (k) (3)—Exempted by order of the Commission | | 4580 |

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| Type of Proposed withdrawal or Accrual See below for code to enter | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (yes or no) |
|---|---|---|---|---|---|
| 4600 | 4601 | 4602 | 4603 | 4604 | 4605 |
| 4610 | 4611 | 4612 | 4613 | 4614 | 4615 |
| 4620 | 4621 | 4622 | 4623 | 4624 | 4625 |
| 4630 | 4631 | 4632 | 4633 | 4634 | 4635 |
| 4640 | 4641 | 4642 | 4643 | 4644 | 4645 |
| 4650 | 4651 | 4652 | 4653 | 4654 | 4655 |
| 4660 | 4661 | 4662 | 4663 | 4664 | 4665 |
| 4670 | 4671 | 4672 | 4673 | 4674 | 4675 |
| 4680 | 4681 | 4682 | 4683 | 4684 | 4685 |
| 4690 | 4691 | 4692 | 4693 | 4694 | 4695 |

TOTAL $ 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

| WITHDRAWAL CODE: | DESCRIPTION |
|---|---|
| 1. | Equity Capital |
| 2. | Subordinated Liabilities |
| 3. | Accruals |
| 4. | 15c3-1(c)(2)(iv) Liabilities |

STEVE G. MAZZONI
**CERTIFIED PUBLIC ACCOUNTANT**
**2200 EAST DEVON, SUITE 114**
**DES PLAINES, IL. 60018**
**PHONE: (847) 824-3390**
**FAX: (847) 824-2835**

To the Board of Directors
Sussex Financial Group, Inc.
Deerfield, Illinois

In planning and performing our audit of the financial statements of Sussex Financial Group, Inc. for the year ended January 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and (2) the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13, in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, or obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c 3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, management informs us that there is close supervision of accounting records on a daily basis, thus offsetting the lack of separation of duties. We noted no matters involving the internal control structure that we consider to be material weaknesses as described above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

March 15, 2002

Steve Mezzini (signature)

Certified Public Accountant

# SUSSEX FINANCIAL GROUP, INC.

## FINANCIAL STATEMENTS

## JANUARY 31, 2002

**(Filed pursuant to Rule 17a-5 (d) under the Securities Exchange Act of 1934)**